J.P. Morgan Securities Inc.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Morgan Stanley & Co. Incorporated
As Representatives of the
several Underwriters
c/o J.P. Morgan Securities Inc.
277 Park Avenue
New York, New York 10172
October 8, 2009
Via Facsimile
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Matthew Spitzer

Re:	RailAmerica, Inc. — Registration Statement on Form S-1 (File No. 333-160835)
Ladies and Gentlemen:
     Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as Representatives of the several Underwriters, hereby join in the request of RailAmerica, Inc. that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act at 4:30 p.m. Eastern time, on Friday, October 9, 2009, or as soon as practicable thereafter.
     Pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act regarding the distribution of preliminary prospectuses, we hereby advise the Commission that the distribution of the Preliminary Prospectus dated September 29, 2009 (the “Preliminary Prospectus”) commenced September 29, 2009 and continued through October 8, 2009. Fourteen thousand two hundred thirty seven (14,237) copies of the Preliminary Prospectus were distributed to prospective underwriters, institutional investors, dealers and others.
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     In connection with the distribution of the Preliminary Prospectus for the above-mentioned issue, the underwriters have confirmed that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

J.P. Morgan Securities Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Morgan Stanley & Co. Incorporated For themselves and on behalf of the several Underwriters

J.P. MORGAN SECURITIES INC.
/s/ Eddy Allegaert
Name:	Eddy Allegaert
Title:	Executive Director

CITIGROUP GLOBAL MARKETS INC.
/s/ Shawn Munday
Name:	Shawn Munday
Title:	Vice President

DEUTSCHE BANK SECURITIES INC.
/s/ Brad Miller
Name:	Brad Miller
Title:	Managing Director

/s/ Francis M. Windels
Name:	Francis M. Windels
Title:	Director

MORGAN STANLEY & CO. INCORPORATED
/s/ Ken Pott
Name:	Ken Pott
Title:	Managing Director

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